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TOWER ONE ANNOUNCES ISSUANCE OF BONUS WARRANTS

January 6, 2023 - VANCOUVER, BC, CANADA – TOWER ONE WIRELESS CORP. (CSE: TO) (OTCQB: TOWTF) (Frankfurt: 1P3N) (“Tower One” or the “Company”) announces that the Company has issued 1,598,494 warrants (each, a “Warrant”) to an exempt market dealer upon at least 60% of the existing bonds of the Company (on a cash basis) having been exchanged for new units, each comprised of one bond and a number of common shares of the Company, under the Company’s previously announced offering memorandum financing. The Warrants are exercisable for a period of 36 months at a price of $0.075 each.

The Warrants and common shares underlying the Warrants are subject to a hold period of four months and one day and other applicable restrictions from the date of issuance.

None of the securities acquired in connection with the issuance of the Warrants were or will be registered under the United States Securities Act of 1933, as amended, and none of them may be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

About Tower One
Tower One’s principal business is to build, own and operate multi-tenant wireless telecommunications infrastructure (“towers”) in Latin America. Tower One leases space on its towers to mobile network operators. The Company is focused on the build to suit tower industry whereby a long-term lease is secured with a tenant prior to building a tower. The Company operates in the three largest Spanish speaking countries in Latin America (Colombia, Ecuador, and Mexico) with a combined population of approximately 190 million people.

On behalf of the Board of Directors:
Alejandro Ochoa, Chief Executive Officer, Interim Chief Financial Officer
Director, Tower One Wireless Corp.

Contact Information:
Corporate Communications
Tel: +1 917 546 3016
E-mail: info@toweronewireless.com
Website: www.toweronewireless.com